Dimensional

August 12, 2024

Via EDGAR

Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Ms. Rowland:
On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s supplemental comments conveyed with regard to Post-Effective Amendment Nos. 26/30 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Vector Equity ETF, Dimensional International Vector Equity ETF, and Dimensional Emerging Markets ex China Core Equity ETF (each, a “Portfolio” and, collectively, the “Portfolios”).
Each supplemental SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the Staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.
1. Comment.  In the “Additional Information on Investment Objectives and Policies–Approved Markets” section, the Registrant notes that “Approved Market Securities are… securities issued or guaranteed by the government of an Approved Market, its agencies or instrumentalities, or the central bank of such country or territory….”  Please supplementally explain how, if applicable, that criteria alone would tie such security “economically to the particular country or geographic region suggested by its name,” as required by Rule 35d-1.

Response. The Registrant supplementally confirms that the Portfolio will consider the criteria above as a factor that may alone support a determination that such security is associated with an Approved Market.  Securities that are issued or guaranteed by the government of a country, its agencies or instrumentalities, or the central bank of such country subject the Portfolio to the risk that the governmental entity that controls the repayment of government debt may not be

U.S. Securities and Exchange Commission
August 12, 2024

willing or able to repay the principal and/or to pay the interest when it becomes due, due to factors such as political considerations, the relative size of the governmental entity’s debt position in relation to the economy, cash flow problems, insufficient foreign currency reserves, the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies, and/or other national economic factors.  The Registrant believes these risks align and satisfy the requirements of Rule 35d-1 and related SEC guidance that the investment should “expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”1
2. Comment.  In the “Additional Information on Investment Objectives and Policies–Approved Markets” section, the Registrant notes that “Approved Market Securities are… securities included in the Portfolio’s benchmark index, which tracks Approved Markets….”  Please supplementally confirm this factor is only used in combination with other criteria to determine a company is associated with an Approved Market.

Response. The Registrant supplementally confirms that the Portfolio will consider the criteria above as a factor that may alone support a determination that such security is associated with an Approved Market.  Securities of Approved Markets that are included in the Portfolio’s benchmark index have been determined by a widely recognized index provider to be associated with the applicable Approved Market.  Further, as noted in the “Additional Information on Investment Objectives and Policies–Approved Markets” section, since the value of securities of such companies may reflect economic and market forces in other countries as well as in the Approved Markets, in addition to satisfying the criteria above, the Advisor will only select those companies that, in its view, have sufficiently strong exposure to economic and market forces in Approved Markets.  Accordingly, the Registrant believes such criteria and analysis align and satisfy the requirements of Rule 35d-1 and related SEC guidance in the Names Rule Adopting Release that the investment should “expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”
3. Comment.  In the “Additional Information on Investment Objectives and Policies–Approved Markets” section, please include a specific statement that the Dimensional Emerging Markets ex China Core Equity ETF will not invest in China.  We do not think such statement reflects a negative strategy.

Response. The Registrant respectfully declines to revise the disclosure.  The Registrant supplementally confirms, however, that to the extent the Portfolio were to modify the list of Approved Markets to include China, the Portfolio would modify its name and notify shareholders.

* * * * * *

[1]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Names Rule Adopting Release”).

U.S. Securities and Exchange Commission
August 12, 2024

Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
Dimensional ETF Trust